

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THAT THE PREVIOUSLY ANNOUNCED KOREAN JV CLOSING WILL NOT BE EXTENDED BEYOND MAY 31, 2013

CALGARY, ALBERTA (June 3, 2013) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) announces that the Seoul Korea based company was not able to meet the remaining closing conditions required to close the previously announced Ferrier area Korean $300 million Cardium Joint Venture on May 31, 2013. Bellatrix has not extended the deadline for satisfying such conditions beyond May 31, 2013 and as a result Bellatrix will consider alternative joint venture partners for the proposed Ferrier area Cardium Joint Venture as well as continuing to consider other joint venture partners for the Company's other interests in the Cardium resource play.

Raymond Smith, President and CEO is returning from Seoul, Korea on Monday, June 3, 2013. A conference call to discuss the status of Bellatrix's Korean JV will be held on Tuesday, June 4, 2013 at 11:00 am MDT/1:00 pm EDT. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available by calling 1-855-859-2056 or 403-451-9481 and entering passcode 88904051 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including management's plans to consider alternative joint venture partners for the proposed Ferrier area Cardium Joint Venture as well as continuing to consider other joint venture partners for the Company's other interests in the Cardium resource play, may be considered forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to finding satisfactory parties willing and able to to participate in a Cardium Joint Venture with the Company. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the "SEC") and may be accessed through the SEDAR website (www.sedar.com), the SEC's

website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.